UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 4) Under the Securities Exchange Act of 1934*
Tesco Corporation
(Name of Issuer)
Common Shares
(Title of Class of Securities)
88157K101
(CUSIP Number)
Mark A. McCall c/o Lime Rock Management LP 274 Riverside Avenue Westport, CT 06680 203-293-2750
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2013
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88157K101
1	NAMES OF REPORTING PERSONS LRP V Luxembourg Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,799 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,799 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,799 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.85% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 88157K101
1	NAMES OF REPORTING PERSONS Lime Rock Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,799 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,799 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,799 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.85% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

CUSIP No. 88157K101
1	NAMES OF REPORTING PERSONS Lime Rock Partners GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,799 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,799 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,799 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.85% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

CUSIP No. 88157K101
1	NAMES OF REPORTING PERSONS LRP GP V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,799 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,799 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,799 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.85% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Introductory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed on July 17, 2009 (the “Original 13D”), Amendment No. 1 filed on September 1, 2009 (“Amendment No. 1”), Amendment No. 2 filed on September 8, 2009, (“Amendment No. 2”) and Amendment No. 3 filed on January 19, 2010 (“Amendment No. 3” and together with Amendment No. 2, Amendment No.1, the Original 13D  and this Amendment No. 4, the “Schedule 13D”).  This Amendment No. 4 relates to the Common Shares (the “Shares”) of Tesco Corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meaning given to them in the Original 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

   Item 3 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is hereby supplemented as follows:

   John T. Reynolds (“Mr. Reynolds”), a director of LRP GP V, Inc., in his capacity as a member of the Board of Directors of the Issuer, was granted options (the “Options”) to acquire Shares and Restricted Stock Units (the “RSUs”) under the Amended and Restated 2005 Tesco Corporation Incentive Plan (the “Plan”) on the dates and in the amounts set forth in the chart below:

Grant Date	Type	Number Granted	Grant Price
March 12, 2010	Options	8,200	$13.16
March 12, 2010	RSUs	4,200	N/A
November 9, 2010	Options	6,800	$13.64
November 9, 2010	RSUs	3,400	N/A
May 10, 2012	Options	7,000	$14.19
May 10, 2012	RSUs	3,500	N/A
November 8, 2012	Options	7,900	$10.03
November 8, 2012	RSUs	3,900	N/A
November 7, 2013	Options	5,800	$18.06
November 7, 2013	RSUs	2,600	N/A

The Options and RSUs vest equally over three years on the anniversary of the applicable Grant Date.  The Options expire on the seventh anniversary of the applicable Grant Date.  Under the terms of the Plan, the Company redeems vested RSUs for an equal number of Shares on each vest date.  As of the date hereof, Mr. Reynolds has received 10,066 Shares upon the vesting and redemption of an equal number of RSUs.  Mr. Reynolds received such Shares at no cost.

Item 4.    Purpose of Transaction.

   Item 4 of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 is hereby supplemented as follows:

   All grants of Options and RSUs by the Issuer disclosed in Item 3 of this Amendment No. 4 were issued to Mr. Reynolds in his capacity as a member of the Issuer’s Board of Directors pursuant to the Plan.

Item 5.    Interest in Securities of the Issuer

   Items 5(a), 5(b) and 5(c) of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are hereby amended and restated in their entirety as follows:

   (a)    The percentages used herein are calculated based upon the 39,108,270 Shares that were outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013. The number of Shares that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Amendment No. 4, are based on the number of Shares owned by the Reporting Persons as of 4:00 p.m., Eastern Standard Time, on November 20, 2013.

   Due to their respective relationships with each other, as of 4:00 p.m., Eastern Standard Time, on November 20, 2013, (i) each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,807,799 Shares, representing approximately 14.85% of the outstanding class of Shares and (ii) Mr. Reynolds may be deemed to directly beneficially own, in the aggregate, 30,032 Shares, representing less than 1% of the outstanding class of Shares.

   (b)    Each of LRP, GP LP and GP Inc. may be deemed to share with LRP V the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,807,799 Shares as of 4:00 p.m., Eastern Standard Time, on November 20, 2013.  Mr. Reynolds has the sole power to vote and dispose of the Shares owned by him.  Neither the filing of the Schedule 13D nor any of its respective contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose.

   (c)    On November 20, 2013, LRP V Luxembourg Holdings S.a r.l. sold 1,070,000 shares pursuant to Rule 144 of the Securities Act of 1933, as amended, at price of $18.63 per share.  On November 7, 2013, Mr. Reynolds was granted Options and RSUs as set forth in Item 3 above.  On November 8, 2013, Mr. Reynolds received 1,300 Shares of the Issuer upon the vesting and redemption by the Issuer of an equal number of RSUs. On November 9, 2013, Mr. Reynolds received 1,134 Shares of the Issuer upon the vesting and redemption by the Issuer of an equal number of RSUs.  There were no other transactions in the Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members during the last sixty (60) days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   All grants of Options and RSUs made by the Issuer to Mr. Reynolds are governed by the provisions of the Plan and may only be exercised by Mr. Reynolds in accordance with the Plan.

SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2013	LRP V LUXEMBOURG HOLDINGS S.À R.L.

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Authorized Signatory

Dated: November 22, 2013	LIME ROCK PARTNERS V, L.P.

By: Lime Rock Partners GP V, L.P., its general partner

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

Dated: November 22, 2013	LIME ROCK PARTNERS GP V, L.P.

By: LRP GP V, Inc., its general partner

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director

Dated: November 22, 2013	LRP GP V, INC.

	By:	/s/ John T. Reynolds
Name: John T. Reynolds
Title: Director